13013268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arjent LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 22nd Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert DePalo, CEO (212) 446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C114 Lake Success, NY 11042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert DePalo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arjent LLC, as of February, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Robert DePalo, CEO

Title

2/27/2013

Notary Public

DONALD KAHLER
Notary Public, State of New York
No. 01KA6226339
Qualified in New York County
Commission Expires 08/09/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARJENT LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2012

DePietto CPA PC
ACCOUNTANTS & ADVISORS

ARJENT LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2012

Contents

Facing Page and Oath or Affirmation	
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-9

DEPIETTO CPA PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members of
Arjent LLC

We have audited the accompanying statement of financial condition of Arjent LLC (the "Company"), as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Arjent, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

DePietto CPA PC
Lake Success, New York
February 21, 2013

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

ARJENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Assets		
Cash and cash equivalents	$	402,054
Deposits with clearing broker		90,428
Receivable from clearing broker		291,434
Fixed assets, net of accumulated depreciation and amortization of $119,350		-
Prepaid expenses		7,905
Intangible assets, net of amortization of $120,000		480,000
Other assets		199,576
Total assets	$	1,471,397
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$	61,288
Commissions payable		150,646
Other payables		9,750
Total liabilities		221,684
Members' equity		1,249,713
Total liabilities and members' equity	$	1,471,397

The accompanying notes are an integral part of these financial statements.

ARJENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 1: Nature of Business

Organization

Arjent LLC (The "Company") is a Delaware limited liability company located in Manhattan, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

NOTE 2: Prior Period Adjustments

The Company recorded an adjustment of $40,393 to the beginning balance of members equity as of January 1, 2012 related to an accrued expense and posting correction of repayments of advances not recorded during the year December 31, 2011.

NOTE 3: Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2012, the Company's cash exceeded the limit by $146,043. At December 31, 2012, the Company did not have any cash equivalents.

ARJENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 3: Significant Accounting Policies(cont.)

Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis using their estimated useful lives.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Other Assets

Other assets consist primarily of loans to brokers.

Revenues

The Company earns commission revenue from effecting trades in U.S. and non U.S. equity securities. Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur. The Company earns revenue from customer's private placement which it underwrites.

Income Taxes

The company operates as a limited liability company for tax purposes and files as a partnership. All income and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the

ARJENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 3: Summary of Significant Accounting Policies (cont.)

Income Taxes (continued)

years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, RBC Correspondent Services, a division of RBC Capital Markets LLC ("RBC") from January 1 through August 9, 2012. On April 10, 2012 the Company entered into a broker agreement with Sterne Agee to process their customer's activity which commenced August 10, 2012. The Company's clearing and execution agreement provides that RBC's and Sterne Agee's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, RBC and Sterne Agree records customer transactions on a trade date basis. RBC and Sterne Agee is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case RBC and Sterne Agee may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by RBC and Sterne Agee is charged back to the Company.

The Company, in conjunction with RBC and Sterne Agee, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. RBC and Sterne Agee establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

ARJENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 4: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2012, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

NOTE 5: Deposits with Clearing Broker

The Company maintains cash deposited with Sterne Agee pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on April 10, 2012, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2012, the Company had $75,000 deposited with Sterne Agee. The deposit does not represent an ownership interest in Sterne Agee.

ARJENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 6: Regulatory requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $50,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2012, the Company had net capital of $562,232, which was $512,232 in excess of regulatory requirement net capital of $50,000. As per page 14 and 15, the company's current requirement is $50,000. At December 31, 2012, the Company had a net capital of $562,232 and the Company's net capital ratio was 0.40 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Sterne Agee.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3 and not required to not compute 15c3-3 Reserve Requirements.

The Company has elected an exemption from Rule 15c3-3 based on section(2)(ii), which states "All customer transactions be cleared through another broker-dealer on a fully disclosed basis. The clearing company being used from January 1 through August 9, 2012 was RBC and from August 10, 2012 is Sterne Agee.

NOTE 7: Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commissions earned.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities

ARJENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 7: Financial Instruments with Off-Balance Sheet Credit Risk(continued)

transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

NOTE 8: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition for the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

NOTE 9: Fixed Assets

		Estimated Useful Life in Years
Furniture	$ 51,182	7
Computers	68,168	5
Total Cost	$119,350	
Less accumulated depreciation	119,350	
Total Cost, net of accumulated.depreciation	$ 0	

NOTE 10: Commitment and Contingencies

The Company has a month to month sublease agreement with Q-Media, Inc. for office space at the Company's current location. The on-going agreement calls for a monthly payment of approximately $40,000.

On November 3, 2011, the United States Securities and Exchange Commission ("SEC") issued a Formal Order of Investigation and on September 7, 2012 an Amended Formal Order of Investigation as to the Company of unspecified allegations of violation of the securities laws. The Formal Order of Investigation and the Amended Formal Order of Investigation are non-public.

ARJENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 10: Commitment and Contingencies (continued)

The Company is not aware of any conduct by which it violated any law. The Company has produced documents in response to a subpoena. To the best of the Company's knowledge, the SEC has not taken any testimony in connection with the investigation. According to legal representation no opinion can be rendered as to the outcome of any investigation that the SEC may conduct under the Order of Investigation, nor any estimate as to the amount or range of any potential loss in the event of an unfavorable outcome.

NOTE 11: Related Party Transaction

On January 12, 2012 the board of the Company voted to adopt a resolution in which a member of the Company would contribute $600,000 as capital in the form of certain brokerage customer accounts that were purchased on August 10, 2010 from a related party, Arjent Limited, a United Kingdom securities brokerage firm regulated by the Financial Services Authority. The Company has elected to amortize the customer list over an estimated useful life of five years. The amortization at December 31, 2012 was $120,000.

NOTE 12: Subsequent Events

On or about January 31, 2013 the Company received a Notice from the United States Equal Employment Opportunity Commission that a former employee had filed a complaint alleging employer harassment. The claim has been submitted to an insurance carrier, and the Company is being defended by counsel retained by that carrier. The company intends to vigorously defend the claim.

We have evaluated all events or transactions that occurred from December 31, 2012 through February 21, 2013 the date our financial statements were available to be issued.